
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

FEB 28 2014

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SEC FILE NUMBER

8-66679

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/13_____AND ENDING_____12/31/13_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Derivatives Markets Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

111 Wall Street

_____
(No. and Street)

New York_____N.Y._____10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy_____212-657-8435_____
                                                              (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____KPMG, LLP_____
(Name – *If individual, state last, first. middle name*)

90 South Seventh Street   Minneapolis   MN   55402
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



State of New York   )
) ss:

County of New York   )

I do hereby affirm that to the best of my knowledge and belief, the attached statement of financial condition as of December 31, 2013 is true and correct; and that neither Citigroup Derivatives Markets Inc. (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached statement of financial condition as of December 31, 2013 will promptly be made available to the Company members and allied members whose signatures do not appear below.

_____

Ramsey Saliba
Chief Financial Officer

_____

Notary Public
Subscribed and sworn to before me this 19th day of February 2014

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Table of Contents

This report** contains (check all applicable boxes):

**   For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citigroup Derivatives Markets Inc.:

We have audited the accompanying statement of financial condition of Citigroup Derivatives Markets Inc. (a wholly owned subsidiary of Citigroup Financial Products Inc.), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Citigroup Derivatives Markets Inc. as of December 31, 2013 in accordance with U.S. generally accepted accounting principles.



Minneapolis, Minnesota
February 26, 2014

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Statement of Financial Condition
December 31, 2013
(Dollars in thousands, except share data)

Assets

Cash	$	1,293
Financial instruments owned and contractual commitments, at fair value (includes $3,097 of securities out on loan):		
Options		133,747
Equity securities		3,165,797
		3,299,544
Deposits with clearing organization		3,266
Receivables from brokers and dealers		14
Receivable from affiliates		1
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $11,755		688
Deferred tax asset		32,081
Other assets		36,044
	$	3,372,931

Liabilities and Stockholder's Equity

Liabilities:		
Deposits received for securities loaned	$	3,203
Financial instruments sold, not yet purchased, and contractual commitments, at fair value:		
Options		30,669
Equity securities		728,401
		759,070
Payables to brokers and dealers		2,327,662
Payables to affiliates		7,094
Payables and accrued liabilities		15,418
Total liabilities		3,112,447
Commitments and contingencies (note 9)		
Stockholder's equity:		
Common stock ($.001 par value. Authorized 1,000 shares; issued and outstanding 100 shares)		—
Additional paid-in capital		158,872
Retained earnings		101,612
Total stockholder's equity		260,484
Total liabilities and stockholder's equity	$	3,372,931

See accompanying notes to statement of financial condition.

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Citigroup Derivatives Markets Inc. (the Company), a broker-dealer registered with the Securities and Exchange Commission (SEC), is a direct wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI) and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup).

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles, which require the use of management's best judgment and estimates. Estimates, including the fair value of financial instruments, and matters that affect the reported amounts and disclosures of contingencies in the statement of financial condition, may vary from actual results. Current market conditions increase the risk and complexity of judgment in these estimates.

The Company is a member firm of and also functions as a specialist and/or market maker on the Chicago Board Options Exchange, C2, Chicago Mercantile Exchange, Gemini International Securities Exchange, NYSE Arca, Philadelphia Stock Exchange, the Boston Options Exchange, ICE Futures Europe and the New York Stock Exchange AMEX options.

(b) Financial Instruments and Contractual Commitments

Financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts, are carried at fair value and are recorded on a trade date basis. Fair value is estimated using market quotations available from major securities exchanges and dealers. Changes in the fair value of financial instruments and contractual commitments are recognized in earnings.

(c) Receivables/Payables from/to Brokers and Dealers

The Company conducts business with two clearing brokers, Goldman Sachs Execution and Clearing, L.P. and Citigroup Global Markets, Ltd., for its trading activities. These brokers perform the clearing and depository operations of the Company's trading activities. Receivables and payables from and to brokers and dealers primarily reflect amounts due from and to these brokers.

(d) Deposits Received for Securities Loaned

Deposits received for securities loaned are recorded at the amount of cash received and are collateralized principally by equity securities. The Company monitors the fair value of securities loaned daily and additional collateral is obtained as necessary.

(e) Offsetting of Amounts Related to Certain Contracts

When the requirements of FASB ASC Topic 815-10-45-5, *Derivatives and Hedging, Balance Sheet – Netting*, are met, the Company offsets certain fair value amounts recognized for cash collateral

receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

(f) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate.

(g) Exchange Memberships and Other Exchange Interests

The Company holds ownership interests in various domestic exchanges, which include membership seats, trading rights and shares held to meet certain minimum exchange requirements. These interests owned by the Company are carried at lower of cost or market and are included in "Other assets" in the statement of financial condition. Assessments of the potential impairment of carrying value are made annually.

(h) Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including those regarding the allowance for doubtful accounts and the potential outcome of litigation and regulatory reviews, that affect the financial statement and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

(2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items. At December 31, 2013, net capital of $136,859 exceeded the minimum requirement by $136,609. As a listed options specialist and market maker, the Company qualifies for the exemption under SEC Rule 15c3-1(a)(6)(ii) and therefore its clearing brokers assume certain of its net capital requirements.

(3) Stock Award Programs

The Company, through the Capital Accumulation Program (CAP), issues shares of Citigroup common stock in the form of restricted or deferred stock to participating officers and employees. For all stock award programs, during the applicable vesting period, the shares awarded cannot be sold or transferred by the participant, and some or all of the shares awarded are subject to cancellation if the participant's employment is terminated. After the award vests, the shares become freely transferable (subject to the stock ownership commitment of senior executives). From the date of the award, the recipient of a restricted

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

stock award can direct the vote of the shares and receive dividend equivalents. Recipients of deferred stock awards receive dividend equivalents, but cannot vote shares until they have vested.

Stock awards granted each year vest 25% per year over four years. Unearned compensation expense associated with the stock awards represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the full vesting period, except for those awards granted to retirement-eligible employees. The charge to income for awards made to retirement-eligible employees is accelerated based on the dates the retirement rules are met.

CAP and certain other awards provide that participants who meet certain age and years of service conditions may continue to vest in all or a portion of the award without remaining employed by the Company during the entire vesting period, so long as they do not compete with Citigroup during that time. Awards to these retirement-eligible employees are recognized in the year prior to the grant in the same manner as cash incentive compensation is accrued.

(4) Income Taxes

The operation of the Company is subject to U.S. federal income tax. During 2013, the tax sharing agreement with CGMHI was terminated and the Company became a party to the tax sharing agreement with Citigroup Inc. Under income tax allocation agreements with Citigroup Inc., the Company's U.S. federal, State and Local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax return. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return of Citigroup and the combined New York State and City Article 9A return of Citigroup Global Markets Holdings Inc. and combined subs and Citigroup Inc.

In conjunction with this new arrangement, the Company received a noncash contribution of $29,875 for deferred taxes.

During the year, the Company paid $29,079 in income taxes to Citigroup Inc. under the tax sharing agreement.

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
December 31, 2013
(Dollars in thousands)

Deferred income taxes at December 31, 2013 related to the following:

Deferred tax assets:		
Employee benefits/compensation	$	17,821
Depreciation/amortization		3,020
Intangible assets		10,531
Other deferred tax assets		758
Total deferred tax assets		32,130
Deferred tax liabilities:		
Investment position activity		(49)
Total deferred tax liabilities		(49)
Net deferred tax asset	$	32,081

The Company has no valuation allowance on deferred tax assets at December 31, 2013. Although realization is not assumed, the Company believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies, as defined in ASC 740, that could be implemented if necessary to prevent a carryforward from expiring.

The Company has been reimbursed for any uncertain income tax positions pursuant to the tax sharing agreement with CGMHI in prior years. The Company maintains no tax reserves for uncertain tax positions.

The Company maintains no tax reserves for uncertain tax positions under FASB ASC Subtopic 740-10, *Accounting for Uncertainty in Income Taxes*.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2009
New York	2006

(5) Derivatives Activities

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures contracts* which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

- *Option contracts* which give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company enters into these derivative contracts relating to interest rate, foreign currency, commodity, and other market risks for the following reason:

- *Trading Purposes – Own Account* – The Company trades derivatives for its own account, and as an active market maker. Trading limits and price verification controls are key aspects of this activity.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the statement of financial condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

(Continued)

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

Information pertaining to the volume of derivative activity is provided in the tables below. The notional amounts, for both long and short derivative positions, of the Company's derivative instruments as of December 31, 2013 are presented in the table below:

Derivative Notionals

	Trading derivatives
Interest rate contracts:	
Futures	$ 34,462,700
Written options	126,290,695
Purchased options	124,632,341
Total interest rate contract notionals	$ 285,385,736
Equity contracts:	
Futures	$ 1,326,964
Written options	59,893,417
Purchased options	57,457,172
Total equity contract notionals	$ 118,677,553
Foreign exchange contracts:	
Futures	$ 462,849
Written options	5,112,160
Purchased options	5,680,180
Total foreign exchange contract notionals	$ 11,255,189
Commodity contracts:	
Futures	$ 1,712,401
Written options	18,029,953
Purchased options	18,465,209
Total commodity contract notionals	$ 38,207,563

(Continued)

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

Derivatives Outstanding at December 31, 2013

	Derivatives classified in financial instruments owned/sold	
	Assets	Liabilities
Derivative instruments:		
Interest rate options	$ 252,949	298,554
Equity options	2,819,950	2,760,078
Foreign exchange options	45,004	33,070
Commodity options	477,896	401,019
Total derivatives	3,595,799	3,492,721
Less netting agreements	(3,462,052)	(3,462,052)
Net asset/liability	$ 133,747	30,669

All derivatives are reported on the statement of financial condition at fair value. In addition, where applicable, all such contracts covered by master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to a valid master netting agreement.

(Continued)

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Notes to Statement of Financial Condition
December 31, 2013
(Dollars in thousands)

The tables below present the fair value of derivatives on a gross basis. The tables also present the amounts of counterparty netting that have been offset in the statement of financial condition. The Company performs netting by counterparty across asset classes. As a result, some unusual balances can result by asset class due to the effect of the netting across asset classes.

	Gross amounts of recognized assets	Gross amounts offset on the balance sheet	Net amount of assets included on the statement of financial condition
Amounts that have been offset in the statement of financial condition:			
Interest rate options	$ 252,949	285,216	(32,267)
Equity options	2,819,776	2,794,155	25,621
Foreign exchange options	45,004	32,681	12,323
Commodity options	458,538	350,000	108,538
Exchange traded derivatives	3,576,267	3,462,052	114,215
Amounts that have not been offset in the statement of financial condition:			
Equity options	174	—	174
Commodity options	19,358	—	19,358
Exchange traded derivatives	19,532	—	19,532
Total	$ 3,595,799	3,462,052	133,747

	Net amount of assets in the statement of financial condition	Gross amount not offset in the statement of financial condition		Net amount
		Financial instruments	Cash collateral received	
Counterparty A	$ —	—	—	—
Counterparty B	114,215	—	—	114,215
Other	19,532	—	—	19,532
Total	$ 133,747	—	—	133,747

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

	Gross amounts of recognized liabilities	Gross amounts offset on the balance sheet	Net amount of liabilities included on the statement of financial condition
Amounts that have been offset in the statement of financial condition:			
Interest rate options	$ 298,554	285,216	13,338
Equity options	2,759,948	2,794,155	(34,207)
Foreign exchange options	33,070	32,681	389
Commodity options	379,114	350,000	29,114
Exchange traded derivatives	3,470,686	3,462,052	8,634
Amounts that have not been offset in the statement of financial condition:			
Equity options	130	—	130
Commodity options	21,905	—	21,905
Exchange traded derivatives	22,035	—	22,035
Total	$ 3,492,721	3,462,052	30,669

	Net amount of liabilities in the statement of financial condition	Gross amount not offset in the statement of financial condition		Net amount
		Financial instruments	Cash collateral received	
Counterparty A	$ 8,634	—	—	8,634
Counterparty B	—	—	—	—
Other	22,035	—	—	22,035
Total	$ 30,669	—	—	30,669

(6) Financial Instruments and Contractual Commitments and Related Risks

The Company enters into financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts as part of its options market-making and trading business and its overall risk management process. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined price. In return for this right, the purchaser pays a premium to the seller (or writer) of the option. Option

11   (Continued)

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. The Company is obligated to post margin for options on futures. The seller (or writer) of the option is subject to the risk of an unfavorable change in the underlying financial instrument. The purchaser is subject to market risk to the extent of the premium paid and credit risk. Options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date (short sales). Options and short sales may expose the Company to both market risk and credit risk in excess of the amount recorded on the statement of financial condition. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase and revenues from principal transactions would be reduced.

As discussed in note 1(b) to the statement of financial condition, the Company records all financial instruments at fair value.

As a market maker of listed options contracts, the majority of the Company's securities transactions are conducted as principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears its securities transactions through one unaffiliated and one affiliated clearing broker. Accordingly, a substantial portion of the Company's credit exposures are concentrated with its clearing brokers. At December 31, 2013, a credit concentration with the clearing brokers consisted of approximately $204,876. The clearing brokers can rehypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

(7) Fair Value Information

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for *identical* instruments in active markets.

- Level 2 Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

At December 31, 2013, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate fair value. Assets and liabilities recorded at fair value include cash, financial instruments owned, and financial instruments sold, not yet purchased. The Company primarily uses quoted market prices to determine the fair value of all of its financial instruments owned and contractual commitments and financial instruments sold, not yet purchased and contractual commitments. The instruments consist of both equity securities and exchange traded options. Assets and liabilities recorded at contractual amounts that approximate fair value include deposits received for securities loaned, short-term borrowings with affiliates and subordinated debt. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013:

	Level 1	Level 2	Level 3	Gross inventory	Netting*	Net balance
Financial instruments owned and contractual commitments, at fair value:						
Exchange traded options:						
Interest rate options	$ 252,949	—	—	252,949	—	
Equity options	2,819,950	—	—	2,819,950	—	
Foreign exchange options	45,004	—	—	45,004	—	
Commodities options	477,896	—	—	477,896	—	
Total gross exchange traded options	3,595,799	—	—	3,595,799		3,595,799
Netting agreements	—	—	—	—	(3,462,052)	(3,462,052)
Total exchange traded options	3,595,799	—	—	3,595,799	(3,462,052)	133,747
Equity securities	3,165,797	—	—	3,165,797	—	3,165,797
Total	$ 6,761,596	—	—	6,761,596	(3,462,052)	3,299,544

(Continued)

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

	Level 1	Level 2	Level 3	Gross inventory	Netting*	Net balance
Financial instruments sold, not yet purchased, and contractual commitments, at fair value:						
Exchange traded options:						
Interest rate options	$ 298,554	—	—	298,554	—	
Equity options	2,760,078	—	—	2,760,078	—	
Foreign exchange options	33,070	—	—	33,070	—	
Commodities options	401,019	—	—	401,019	—	
Total gross exchange traded options	3,492,721	—	—	3,492,721		3,492,721
Netting agreements	(3,462,052)	—	—	(3,462,052)	—	(3,462,052)
Total exchange traded options	30,669	—	—	30,669	—	30,669
Equity securities	728,401	—	—	728,401	—	728,401
Total	$ 759,070	—	—	759,070	—	759,070

* Represents the exchange traded contracts covered by master netting agreements.

(8) Related-Party Transactions

The Company has entered into various related party transactions with certain affiliates. These related party transactions are generally conducted at prices equivalent to prices for transactions conducted at arm's length with unrelated third parties. Amounts charged for operational support represent an allocation of costs.

(a) Cash

Cash at December 31, 2013 is held by Citibank, N.A., an affiliated company.

(b) Receivable from Affiliates

Receivable from affiliates represents amounts due from an affiliated clearing broker, Citigroup Global Markets Ltd. (CGML).

(c) Short-Term Borrowings

At December 31, 2013, there were no short-term borrowings outstanding from CFPI or any time throughout the year.

(d) Deposits Received for Securities Loaned

Deposits received for securities loaned represent collateralized financing transactions with Citigroup Global Markets Inc. (CGMI).

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

(e) *Payables to Affiliates*

Payables to affiliates include amounts due to CGMI, relating to bills paid on the Company's behalf offset partially by a receivable due from CGMI relating to securities on loan.

(9) Commitments and Contingencies

(a) *Contingencies*

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

(b) *Risks and Uncertainties*

The Company generates its revenues by trading its proprietary account, and therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's trading activities, volatility in the securities markets, and technological changes and events and clearing costs.

(c) *Lease Commitments*

The Company has a noncancelable lease covering office space expiring on June 30, 2016. At December 31, 2013, minimum future rentals on the noncancelable operating lease are as follows:

2014	$	196
2015		201
2016		102
Minimum future rentals	$	499

(10) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2013 that would require recognition or disclosure in this statement of financial condition through February 26, 2014, which is the date this statement of financial condition was available to be issued. No such transactions required recognition in the statement of financial condition at December 31, 2013.



CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm)